SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                           Schedule 13D


            Under the Securities Exchange Act of 1934
                      (Amendment No. 2)*

                   JAY JACOBS, INC. COMMON NEW
     _______________________________________________________
                         (Name of Issuer)


                  COMMON SHARES, $.01 PAR VALUE
     _______________________________________________________
                  (Title of Class of Securities)


                            469816201
     _______________________________________________________
                          (CUSIP Number)

  Kim Z. Golden, Managing Director, T. Rowe Price Recovery Fund
     II, LP, 100 East Pratt Street, Baltimore, Maryland 21202
                          (410) 345-6703
   ___________________________________________________________
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                         February 3, 1999
     _______________________________________________________
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(f) or 13d- 1(g), check the following box.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
CUSIP No. 469816201              13D     Page 2     of   12 Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     T. ROWE PRICE RECOVERY FUND II, L.P.
     52-1995189

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)
                                                           (b) x
3    SEC USE ONLY

     _________________________________________

4    SOURCE OF FUNDS*
     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)


6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

Number of      7    SOLE VOTING POWER             -0-
Shares
Beneficially   8    SHARED VOTING POWER      **2,116,075 (1)
Owned By Each
Reporting      9    SOLE DISPOSITIVE POWER        -0-
Person
With:         10    SHARED DISPOSITIVE POWER **2,116,075 (1)


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,116,075 (1)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
        X

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     79.4%

14   TYPE OF REPORTING PERSON*

      PN

(1) Representing 8,803 shares Series B Preferred stock owned and the present right to acquire 1,329,557 common shares. Also represents warrants to acquire 786,518 common shares. Voting and dispositive power is exercised solely in its capacity as sole general partner of T. Rowe Price Recovery Fund II Associates, L.L.C
                   **See Item 5 for additional information
CUSIP No. 469816201              13D     Page 3     of 12   Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     T. ROWE PRICE RECOVERY FUND II ASSOCIATES, L.L.C.
     52-1599407

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)
                                                           (b) x
3    SEC USE ONLY

     _________________________________________

4    SOURCE OF FUNDS*
     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland

Number of      7    SOLE VOTING POWER             -0-
Shares
Beneficially   8    SHARED VOTING POWER     **2,116,075 (1)
Owned By Each
Reporting      9    SOLE DISPOSITIVE POWER        -0-
Person
With:         10    SHARED DISPOSITIVE POWER **2,116,075 (1)


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,116,075 (1)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

        X

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     79.4%

14   TYPE OF REPORTING PERSON*

     OO (Limited Liability Company)

(1) Representing 8,803 shares Series B Preferred stock owned and the present right to acquire 1,329,557 common shares. Also represents
warrants to acquire 786,518 common shares.   Voting and dispositive power
is exercised solely in its capacity as sole general partner of T. Rowe Price Recovery Fund II, L.P.
           ** See Item 5 for additional information
CUSIP No. 469816201              13D     Page 4     of 12   Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     T. ROWE PRICE ASSOCIATES, INC.
     52-0556948

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)
                                                           (b) X

3    SEC USE ONLY

     _________________________________________

4    SOURCE OF FUNDS*
     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)


6    CITIZENSHIP OR PLACE OF ORGANIZATION

     MARYLAND

Number of      7    SOLE VOTING POWER             -0-
Shares
Beneficially   8    SHARED VOTING POWER      **2,116,075 (1)
Owned By Each
Reporting      9    SOLE DISPOSITIVE POWER        -0-
Person
With:         10    SHARED DISPOSITIVE POWER  **2,116,075 (1)

11   AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,116,075 (1)

12   CHECK BOX AGGREGATE IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES*

        X

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     79.4%

14   TYPE OF REPORTING PERSON*

     IA
(1) Representing 8,803 shares Series B Preferred stock owned and the present right to acquire 1,329,557 common shares. Also represents warrants to acquire 786,518 common shares. Voting and dispositive power is exercised solely in its capacity as sole manager of T. Rowe Price Recovery Fund II Associates, L.L.C
              ** See Item 5 for additional information

CUSIP No. 469816201              13D     Page 5     of 12  Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     KIM Z. GOLDEN

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)
                                                           (b) X
3    SEC USE ONLY

     _________________________________________

4    SOURCE OF FUNDS*
     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)


6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U. S. Citizen

Number of      7    SOLE VOTING POWER             -0-
Shares
Beneficially   8    SHARED VOTING POWER      **2,116,075 (1)
Owned By Each
Reporting      9    SOLE DISPOSITIVE POWER        -0-
Person
With:         10    SHARED DISPOSITIVE POWER **2,116,075 (1)


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,116,075 (1)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

        X

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     79.4%

14   TYPE OF REPORTING PERSON*

     IN

(1) Representing 8,803 shares Series B Preferred stock owned and the present right to acquire 1,329,557 common shares. Also represents warrants to acquire 786,518 common shares as a result of his position as a managing director of T. Rowe Price Recovery Fund II, L.P.
            ** See Item 5 for additional information





CUSIP No. 469816201              13D     Page 6     of 12  Pages

        This Schedule 13D Amendment No. 2 ("Amendment No. 2") is an amendment to the Schedule 13D that was filed with the Securities and Exchange Commission ("SEC") on December 16, 1997 (the "Original 13D") and the Amendment No. 1 to the original 13D filed with the SEC on March 30, 1998 (the Amendment No 1") on behalf of T. Rowe Price Recovery Fund II, L.P. ("Recovery II"), T. Rowe Price Recovery Fund II Associates, LLC (the "General Partner"), T. Rowe Price Associates, Inc. (the "Manager"), and Kim Z. Golden ("Golden").

        Recovery II, the General Partner, the Manager, and Golden are sometimes collectively referred to herein as the "Reporting Persons."

        Jay Jacobs, Inc., a Washington corporation, is referred to herein as the "Issuer."

        Unless otherwise noted, the information contained in this Amendment No. 2 amends and restates the items below as previously disclosed in the Original 13D and the Amendment No. 1. Capitalized terms not defined in this Amendment No. 2 shall have their respective meanings as set forth in the Original 13D and the Amendment No. 1.

Item 3.      Source and Amount of Funds or Other Consideration.

        On December 5, 1997 Recovery II acquired 8,803 shares of Series B Preferred Stock of the Issuer for a total purchase price of $880,300.
The working capital of Recovery II was the source of funds for this purchase. No part of the purchase price was financed by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading, or voting the securities.

        On March 11, 1998 Recovery II acquired a warrant to purchase 598,048
shares of the Issuer's Common Stock in partial    consideration for the
purchase of a subordinated debenture of the Issuer in the principal amount of $714,000 (the "Original Warrants"). The working capital of Recovery II was the source of funds for the purchase. No part of the purchase price was financed by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading, or voting the securities.

        On February 3, 1999, pursuant to the terms of the Securities Purchase Agreement dated by and among the Issuer, Cahill, Warnock Strategic Partners Fund, L.P. ("Strategic Partners Fund"), Strategic Associates, L.P. ("Strategic Associates") and Recovery II dated as of February 1, 1999 (the "Securities Purchase Agreement", attached hereto as Exhibit 7.9). Recovery II exchanged the Original Warrants for warrants to purchase up to 786,518 shares of the issuer's Common Stock. The working capital of Recovery II was the source of funds for this transaction. No part of the purchase price was financed by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading, or voting the securities.

CUSIP No. 469816201              13D     Page 7     of 12  Pages


Item 4.     Purpose of Transaction.

        Recovery II acquired the Issuer's securities for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, Recovery II may dispose of or acquire additional securities of the Issuer. Except as otherwise described herein or as expressly stated below, none of the Reporting Persons has any present plans which relate to or would result in:

        (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

        (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

        (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

        (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (e) Any material change in the present capitalization or dividend policy of the Issuer;

        (f) Any other material change in the issuer's business or corporate structure;

        (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

        (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

        (j) Any action similar to any of those enumerated above.

        EXCEPTION: Pursuant to the terms of the Voting Agreement dated as of December 5, 1997 by and among Recovery II, Cahill, Warnock Strategic Partners Fund ("Strategic Partners Fund"), Strategic Associates, L.P. ("Strategic Associates"), Michael D. Sullivan ("Sullivan") Rex Loren Steffey ("Steffey") and William L. Lawrence, Jr. ("Lawrence") and filed as Exhibit 7.4 hereto (the "Voting Agreement"), the parties thereto, including Recovery II, have agreed to fix the size of the Board of Directors at seven (7) and to elect certain persons as directors of the Issuer.

CUSIP No. 469816201              13D     Page 8     of 12  Pages

Item 5.     Interest in Securities of the Issuer.

        (a) Recovery II is the record owner of 8,803 shares of Series B Preferred Stock (the "Series B Shares") and warrants to purchase up to 786,518 shares of the Issuer's Common Stock (the "Recovery II Warrants"). The Series B Shares are currently convertible into 1,329,557 shares of the Issuer's Common Stock (the "Series B Conversion Shares"). The Recovery II Warrants are currently exercisable in exchange for 786,518 shares of the Issuer's Common Stock (the "Recovery II Warrant Shares").

        The Series B Conversion Shares and the Recovery II Warrant Shares are collectively referred to herein as the "Recovery II Shares."

        As the general partner of Recovery II, the General Partner may be deemed to beneficially own the Recovery II Shares. As the manager of the General Partner, the Manager may be deemed to beneficially own the Recovery II Shares. As the individual managing director of Recovery II, Golden may be deemed to beneficially own the Recovery II Shares.

        By virtue of the Voting Agreement (attached hereto as Exhibit 7.4), each of the Reporting Persons may be deemed to share voting power with respect to each share of the Issuer's Common Stock subject to the agreement. Consequently, the Reporting Persons may be deemed to beneficially own, in addition to the Recovery II Shares, up to 4,123,848 shares of the Issuer's Common Stock (the "Agreement Shares").

        The General Partner, the Manager and Golden each disclaim beneficial ownership of the Recovery II Shares, except with respect to their pecuniary interest therein, if any. Recovery II, the General Partner, the Manager and Golden each disclaim beneficial ownership of the Agreement Shares.

        Each of the Reporting Persons may be deemed to own beneficially 79.4% of the Issuer's Common Stock, which percentage is calculated based upon 549,220 shares of the Issuer's Common Stock reported as outstanding by the Issuer in the Securities Purchase Agreement and 2,116,075 shares of the Issuer's Common Stock issuable upon the conversion of the Series B Shares and upon the exercise of the New Warrants. The calculation of beneficial ownership does not reflect potential deemed beneficial ownership of the Agreement Shares.

CUSIP No. 469816201              13D     Page 9     of 12  Pages


     (b) Regarding the number of Common Shares as to which each of the Reporting Persons has

          (i) sole power to vote or dispose, or to direct the voting or disposition:

               0  shares.

         (ii)  shared power to dispose or to direct the disposition:

               2,116,075 shares.

        (iii)  shared power to vote or to direct the voting:

               2,116,075 shares.*

     *excludes the Agreement Shares (as defined in Item 5(a)) which may be deemed to be beneficially owned by the Reporting Persons based upon shared voting power pursuant to the terms of the Voting Agreement. See Item 6(b) and Exhibit 7.4 hereto for further details regarding such provisions.

     (c) Except as set forth above, none of the Reporting Persons has effected any transaction in the Common Shares during the last
60 days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Common Shares beneficially owned by any of the Reporting Persons.

     (e)  Not Applicable.

Item 6.   Contracts, Arrangements, Undertakings or
          Relationships with Respect to Securities of the Issuer.

     (a) Pursuant to the terms of the Management Information Rights Letter Agreement dated as of December 5, 1997 between Recovery II and the Issuer and filed as Exhibit 7.5 hereto (the "Management Rights Agreement"), the Issuer has agreed to extend certain information and inspection rights to Recovery II, including rights to delivery of financial statements, rights to consult with and give advice to the Issuer's management and rights to sit as a non-voting observer at meetings of the Board of Directors if a representative of Recovery II is at any time not a director of the Issuer. The Management Rights Agreement also provides for the election of Golden as one of the directors to be designated by the Series B Shareholders pursuant to the Voting Agreement. The terms of the Management Rights Agreement remain in effect as long as Recovery II owns any of the Recovery II Shares (whether or not converted into Common Shares) or any of the shares of Series A Preferred Stock acquired by Recovery II pursuant to the Purchase Agreement.

     (b)  Pursuant to the terms of the Voting Agreement filed as Exhibit
7.4 hereto, Recovery II has agreed with the other parties thereto to expand the size of the board of directors of the Issuer and to elect certain directors, as more fully set forth in Items 4 and 5 above.

CUSIP No. 469816201              13D     Page 10     of 12  Pages


     (c)  Pursuant to the terms of the Preferred Stock Purchase
Agreement filed as Exhibit 7.2 hereto, the Issuer has agreed to prepare within 180 days a registration statement for a public offering to be made on a delayed or continuous basis pursuant to Rule 415 of the Securities Act registering the resale from time to time of the Common Shares issued upon conversion of the Series B Shares acquired by the purchasers of Series B Shares pursuant to the Preferred Stock Purchase Agreement.

     (d) Pursuant to the terms of a Subordinated Debenture Purchase Agreement dated March 11, 1998 by and among the Issuer, Recovery II, Strategic Partners Fund and Strategic Associates (the "Debenture Purchase Agreement," attached hereto as Exhibit 7.6), Recovery II acquired a warrant to purchase 598,048 Common Shares as partial consideration for the purchase of a subordinated debenture of the Issuer in the principal amount of $714,000. In addition, pursuant to the terms of the Debenture Purchase Agreement, Recovery II, Strategic Partners Fund, and/or Strategic Associates may, upon an event of default by the Issuer, (i) demand immediate payment, (ii) extend the term of their respective portions of the subordinated debenture and receive additional warrants to purchase the Issuer's Common Stock or Common Stock equivalents up to an aggregate amount of 3% of the Common Stock or Common Stock equivalents on a fully diluted basis, (iii) convert the principal amount of their respective portions of the subordinated debenture into the Issuer's Series C Preferred Stock (non-voting, convertible), or (iv) enter into any other written agreement with the Issuer.

     (e) Pursuant to the terms of a Registration Rights Agreement dated as of February 1, 1999 and closing on February 3, 1999 by and among the Issuer, Recovery II, Strategic Partners Fund and Strategic Associates (the "Registration Rights Agreement," attached hereto as
Exhibit 7.8), Recovery II, Strategic Partners Fund and Strategic Associates are granted, subject to certain restrictions and limitations, certain demand and "piggyback" registration rights with respect to the shares of Common Stock issuable upon (i) conversion of the Series B Preferred Shares or Series C Preferred Shares, (ii) exercise of warrants received pursuant to the terms of the Debenture Purchase Agreement (item 7(d) above) and the
Securities Purchase Agreement (item 7(f) below)

     (f) Pursuant to the terms of the Securities Purchase Agreement dated Febuary 1, 1999 and closing on February 3, 1999 by and among the Issuer, Recovery II, Strategic Partners Fund and Strategic Associates (the "Securities Purchase Agreement," attached hereto as Exhibit 7.9), Recovery II (i) purchased 7,140 shares of Series D Preferred Stock of the Issuer (non-voting, non-convertible), (ii) exchanged its 14% Subordinated Convertible Debentures issued on March 11, 1998 for new debentures and (iii) exchanged warrants to purchase up to 598,048 shares of the Issuer's Common Stock for warrants to purchase up to 786,518 shares of the Issuer's Common Stock.

CUSIP No. 469816201              13D     Page 11     of 12  Pages


Item 7.   Material to be Filed as Exhibits.

     Exhibit 7.1 Agreement relating to the joint filing of this Schedule 13D/A, dated as of March 27, 1998 between Recovery
II, the General Partner, the Manager, and Golden.

     Exhibit 7.2 Preferred Stock Purchase Agreement dated as of December 5, 1997 among the Issuer, Recovery II, Strategic Partners Fund, Strategic Associates and the other purchasers identified on Exhibit A thereto (filed as Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed December 15, 1997 and incorporated herein by reference).

     Exhibit 7.3 Amendment to Articles of Incorporation of Jay Jacobs, Inc., as filed with the Secretary of State of the State of Washington on December 3, 1997 (filed as Exhibit 3.1 to the Issuer's Current Report on Form 8-K filed December 15, 1997 and incorporated herein by reference).

     Exhibit 7.4 Voting Agreement, dated as of December 5, 1997, among Recovery II, Strategic Partners Fund, Strategic
Associates, Sullivan, Steffey and Lawrence (filed as Exhibit 4.2 to the Issuer's Current Report on Form 8-K filed December 15,
1997 and incorporated herein by reference).

     Exhibit 7.5    Management Information Rights Letter
Agreement, dated as of December 15, 1997, between the Issuer and Recovery II (filed as Exhibit 4.3 to the Issuer's Current Report on Form 8-K filed December 15, 1997 and incorporated herein by reference).

     Exhibit 7.6 Execution Copy of the Subordinated Debenture Purchase Agreement dated March 11, 1998 by and among the Issuer, Recovery II, Strategic Partners Fund and Strategic Associates (filed as Exhibit 4 to the Schedule 13D Amendment No. 1 filed on behalf of Strategic Partners Fund, Strategic Associates, Cahill, Warnock Strategic Partners, L.P. ("Strategic Partners'), Cahill, Warnock & Company, LLC ("Cahill, Warnock & Co."), Edward L. Cahill ("Cahill") and David L. Warnock ("Warnock") on March 23, 1998 and incorporated herein by reference).

     Exhibit 7.7    Warrant to Acquire 598,048 shares of Common
Stock or Common Stock Equivalent Shares of Jay Jacobs, Inc. dated
March 11, 1998, issued by the Issuer to Recovery II (filed as
Exhibit 7.9 to Amendment No. 1 and incorporated herein by reference).

     Exhibit 7.8 Registration Rights Agreement dated as of February 1, 1999 by and among the Issuer, Recovery II, Strategic Partners Fund and Strategic Associates (filed as Exhibit 4 to the
Schedule 13D Amendment No. 2 filed on behalf of Strategic Partners Fund, Strategic Associates, Strategic Partners, Cahill, Warnock & Co., Cahill and Warnock on February 16, 1999 and incorporated herein by reference).

CUSIP No. 469816201              13D     Page 12     of 12 Pages

     Exhibit 7.9 Execution Copy of the Securities Purchase Agreement dated as of February 1, 1999 by and among the Issuer, Recovery II, Strategic Partners Fund and Strategic Associates (filed as Exhibit 3 to the Schedule 13D Amendment No. 2 filed on behalf of Strategic Partners Fund, Strategic Associates, Strategic Partners, Cahill, Warnock & Co., Cahill and Warnock on February 16, 1999 and incorporated herein by reference).

     Exhibit 7.10 Form of Common Stock Purchase Warrant issued to Recovery II by Issuer pursuant to the terms of the Securities Purchase Agreement (filed as Exhibit 5 to the Schedule 13D Amendment No. 2 filed on behalf of Strategic Partners Fund, Strategic Associates, Strategic Partners, Cahill, Warnock & Co., Cahill and Warnock on February 16, 1999 and incorporated herein by reference).

SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 15, 1999


     T. ROWE PRICE RECOVERY FUND II, L.P.

     By:  T. Rowe Price Recovery Fund II Associates, L.L.C.,
          Its General Partner

     By:  T. Rowe Price Associates, Inc.,
          Its Manager

     By:  /s/ Kim Z. Golden
          Kim Z. Golden
          Managing Director


     T. ROWE PRICE RECOVERY FUND II ASSOCIATES, L.L.C.

     By:  T. Rowe Price Associates, Inc.,
          Its Manager

     By:  /s/ Kim Z. Golden
          Kim Z. Golden
          Managing Director


     T. ROWE PRICE ASSOCIATES, INC.

     By:  /s/ Lucy B. Robins
          Lucy B. Robins
          Vice President


     /s/ Kim Z. Golden
     Kim Z. Golden
     Individually

Exhibit 7.1
AGREEMENT

     This agreement, dated as of February 16, 1999, is by and among T. Rowe Price, Recovery Fund II, L.P., a Delaware limited partnership, T. Rowe Price Recovery Fund II Associates, L.L.C., a Delaware limited liability company, T. Rowe Price Associates, Inc., a Delaware corporation and Kim Z. Golden, an individual.

     Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the parties hereby agree to file a single statement on Schedule 13D/A on behalf of each of the parties, and hereby further agree to file this Agreement as an exhibit to such statement, as required by such rule.

     Executed and delivered as of the date first above written.

     T. ROWE PRICE RECOVERY FUND II, L.P.

     By:  T. Rowe Price Recovery Fund II Associates, L.L.C.,
          Its General Partner

     By:  T. Rowe Price Associates, Inc.,
          Its Manager

     By:  /s/ Kim Z. Golden
          Kim Z. Golden
          Managing Director

     T. ROWE PRICE RECOVERY FUND II ASSOCIATES, L.L.C.

     By:  T. Rowe Price Associates, Inc.,
          Its Manager

     By:  /s/ Kim Z. Golden
          Kim Z. Golden
          Managing Director

     T. ROWE PRICE ASSOCIATES, INC.

     By:  /s/ Lucy B. Robins
          Lucy B. Robins
          Vice President

     /s/ Kim Z. Golden
     Kim Z. Golden
     Individually